August 25, 2005
BY HAND
(Confidential Correspondence)
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NCL Corporation Ltd. Registration Statement on Form F-4
Dear Mr. Webb:
     By letter dated July 29, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the F-4 Registration Statement (the “Registration Statement”) confidentially submitted on July 20, 2005 by NCL Corporation Ltd. (the “Company”). This letter sets forth the Company’s responses to the Staff’s comments.
     For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. Please note that references to page numbers in the responses below relate to page numbers in the blacklined version of the Registration Statement.
Exhibit 5(a)
1.	We note your response to our prior comment 7 in our letter dated April 21, 2005. In accordance with our prior comment, please delete assumptions (h) and (i) from the opinion. It appears that opinion paragraph (4) is unnecessary since it is covered by Exhibit 5(b).

Mr. Max A. Webb
August 24, 2005

Response:
Cox Hallett Wilkinson (“CHW”) has deleted assumptions (h) and (i) from its opinion letter as requested. CHW has retained, however, opinion paragraph (4) as it is a matter of both Bermuda law and New York law.
Exhibit 5(b)
2.	Revise the last sentence in the penultimate paragraph of this opinion to rely on, not merely refer to, the opinion contained in Exhibit 5(a). Also, remove the phrase “Insofar as they depend on matters of law of other jurisdictions, which we have assumed to be limited to the laws of Bermuda.” Part of the expertise in rendering opinions is knowing what jurisdictional laws are applicable.
Response:
Cleary Gottlieb Steen & Hamilton LLP has revised its opinion letter to rely on the opinion of CHW contained in Exhibit 5(a) and has removed the sentence as per the Staff’s comment.
Exhibit 23(a)
Consent from the independent registered certified public accountants
3.	Please provide a currently dated consent from the independent registered certified public accountants in a future amendment.
Response:
The Company has provided a currently dated consent from the independent registered certified public accounting firm in its amended Registration Statement.

In addition to the above changes, the Company has added certain disclosure in the Management’s Discussion and Analysis section of the Registration Statement regarding “net yields”. In a letter from the Staff dated February 15, 2005, the Company had received the following comment regarding “net revenue yield”:
6.	We note your response to our prior comment 37. Based on your response it appears that “net revenue yield” is a non-GAAP measure as defined in Item 10(e) of Regulation S-K. In this regard please revise your filing to disclose the purpose for which this non-GAAP measure is used by the Company’s management, explain why management believes it is meaningful to potential investors and include a reconciliation of net revenue yield to the most comparable measure under US GAAP. Refer to the guidance outlined in General Instruction C. (e) of From 20-F and Item 10(e) of Regulation S-K. Alternatively, revise to eliminate the discussion of this measure from the filing.

Mr. Max A. Webb
August 24, 2005

In the response letter dated April 7, 2005, the Company had advised the Staff that it had eliminated all discussions relating to “net revenue yield” from the Registration Statement. However, after revisiting the issue, the Company has decided to include in the Registration Statement gross and net yields information (please see pages 49-50) as well as information regarding gross and net cruise costs (please see page 51). In addition, the Company has added the disclosure required under Item 10(e) of Regulation S-K, including the purpose for which these measures are used and a reconciliation to the most comparable measures under GAAP.

The Company has included discussions of gross and net yields in the Registration Statement because the Company utilizes net yields to manage its business on a day-to-day basis and believes it is the most relevant measure of pricing performance and is commonly used in the cruise industry to assess pricing performance.

The Company has included discussions of gross and net cruise costs in the Registration Statement because, in measuring the Company’s ability to control costs in a manner that positively impacts net income, the Company believes changes in net cruise costs are the most relevant indicator of its performance and also commonly used in the cruise industry as a measurement of costs.

Finally, the Company has included in the Registration Statement financial information and unaudited interim financial statements for the six months ended June 30, 2005.
* * *

Mr. Max A. Webb
August 24, 2005

     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned, Jeff Neurman or Seanna Garrison at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,
/s/ S.K. Kang
S.K. Kang

cc:
Jeff Jaramillo
Linda Curkel
Celeste Murphy
Hanna Teshome
     Securities and Exchange Commission
Bonnie Biumi
Lamarr Cooler
Mark E. Warren
     NCL Corporation Ltd.